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FIRM / AFFILIATE OFFICES
November 25, 2014 VIA EDGAR AND FEDEX Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-4628	Abu Dhabi Barcelona Beijing Boston Brussels Chicago Doha Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid	Milan Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Attn: Jennifer Gowetski

Re:	Xenia Hotels & Resorts, Inc.
Form 10-12B
Filed August 11, 2014
File No. 001- 36594

Dear Ms. Gowetski:

On behalf of Xenia Hotels & Resorts, Inc., a Maryland corporation (the “Company” or “Xenia”), we hereby transmit for filing under the Securities Exchange Act of 1934, as amended, Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form 10 (the “Registration Statement”), including certain exhibits.

This letter also responds to the November 4, 2014 letter that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in respect of the Registration Statement. The Company’s responses are as follows. For your convenience, the Staff’s comments are reproduced below in bold type and are followed by the Company’s responses. Where we have revised the disclosure in Amendment No. 2 in response to one of the Staff’s comments, we have noted the applicable page number of the Information Statement (the “Information Statement”) that forms part of Amendment No. 2 in the response to such comment. In addition, certain marked copies of Amendment No. 2 provided to the Staff have been marked with the number of the response next to the corresponding text of Amendment No. 2.

General

1.	We note your response to comment 20 in our letter dated September 10, 2014. Please revise the introductory language for the operating statistics tables on pages 2, 138, and 139 to clarify that the tables set forth certain information for the Xenia portfolio on a pro forma basis. Please also revise your footnotes in these tables to clarify that the referenced statistics include data for acquired hotels while they were under prior ownership. Finally, please include cross-references to your disclosure in the MD&A section of the actual operating statistics for the acquired hotels since their dates of acquisition.

November 25, 2014

Response: The Company has revised the disclosure on pages 2, 138 and 139 of Amendment No. 2 in response to the Staff’s comment.

Exhibit 99.1

Our Structure and Reorganization Transactions, page 13

2.	We note your disclosure on page 13 that Inland American has entered into an agreement to sell the Suburban Select Service Portfolio and your disclosure on page ii that the net proceeds will be distributed to Inland American. Please revise this section to clarify, if true, that Xenia will not receive any of the proceeds from this.

Response: The Company has revised the disclosure on pages ii and 13 of Amendment No. 2 in response to the Staff’s comment.

If you have any questions regarding the foregoing responses or Amendment No. 2 or need additional information, please do not hesitate to contact me by telephone at (312) 876-7681 or cathy.birkeland@lw.com.

Very truly yours,

/s/ Cathy A. Birkeland
Cathy A. Birkeland of LATHAM & WATKINS LLP

Enclosures

cc: Marcel Verbaas, President and Chief Executive Officer, Xenia Hotels & Resorts, Inc.